Filed pursuant to Rule 433
November 28, 2007
Relating to Preliminary Pricing Supplement No. 358 to
Registration Statement Nos. 333-137691, 333-137691-02
Dated September 29, 2006

ABN AMRO Bank N.V. Principal Protected Notes
Preliminary Pricing Sheet – November 28, 2007
Principal Protected, 4 Year Maturity Rogers International Commodity Index® – Agriculture Excess ReturnTM – Calculated by ABN AMRO Bank N.V. Linked Notes due December 28, 2011
SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody's Aa2, S&P AA-)
Lead Selling Agent:	ABN AMRO Incorporated
Offering:	4 Year Principal Protected Notes linked to the Rogers International Commodity Index® ─ Agriculture Excess ReturnTM ─ Calculated by ABN AMRO Bank N.V. due December 28, 2011 (the “Securities”)
Underlying index:	Rogers International Commodity Index® ─ Agriculture Excess Return™ ─ Calculated by ABN AMRO Bank N.V. (Bloomberg code: RICIGLER <Index>)
Coupon:	None. The Securities do not pay interest.
Denominations:	$1,000
Issue Size:	TBD
Issue Price:	100%
Principal Protection Level:	100%. Any additional payment at maturity is dependent on the index return.
Participation Rate:	The Participation Rate will be determined on the Pricing Date and will be no less than .70 (or 70%) and no more than .80 (or 80%).
Payment at Maturity:
The payment at maturity for each $1,000 principal amount of the Securities is based on the performance of the Underlying Index as follows:
•   If the Index Return is positive, we will pay you an amount in cash equal to the sum of $1,000 and the Supplemental Redemption Amount.
•   If the Index Return is zero or negative, we will pay you $1,000.

Supplemental Redemption Amount:	An amount in cash for each $1,000 principal amount of the Securities equal to the product of (i) the Participation Rate times (ii) the Index Return.
Index Return:	For each $1,000 principal amount of Securities, an amount in cash equal to: $1,000 x (Final Value - Initial Value) Initial Value
Initial Value:	100% of the closing value of the Underlying Index on the Pricing Date
Final Value:	100% of the closing value of the Underlying Index on the Determination Date
Contingent Payment Debt instrument Comparable Yield:	TBD on Pricing Date
Indicative Secondary Pricing:	• Internet at: www.s-notes.com • Bloomberg at: PIPN <GO>
Status:	Unsecured, unsubordinated obligations of the Issuer
CUSIP Number:	00078UR51 ISIN Code: US00078UR511
Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive.
Offering Period:	November 28, 2007 up to and including December 21, 2007
Pricing Date:	December 24, 2007, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Settlement Date:	December 28, 2007
Determination Date:	December 22, 2011, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Maturity Date:	December 28, 2011 (4 years)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offerings to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC and the related Pricing Supplement for more complete information about ABN AMRO and the offerings of the Securities.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting ABN AMRO Holding N.V. on the SEC website at http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=abn&filenum=&State=&SIC=&owner=include&action=getcompany>. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

These Securities may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

Summary

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 4 of this document. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

The Securities are senior notes issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are linked to the performance of the Rogers International Commodity Index® ─ Agriculture Excess ReturnTM ─ Calculated by ABN AMRO Bank N.V., which we refer to as the Underlying Index.  The Securities have a maturity of four years. The payment at maturity of the Securities is determined based on the performance of the Underlying Index, as described below. Unlike ordinary debt securities, the Securities do not pay interest. If the Index Return is zero or negative you will be entitled to receive only the principal amount of $1,000 per Security at maturity. In such a case, you will receive no return on your investment and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

What will I receive at maturity of the Securities?

For each $1,000 principal amount of the Securities, at maturity you will receive a cash payment calculated as follows:

•	If the Index Return is positive, the sum of $1,000 and the Supplemental Redemption Amount.

•	If the Index Return is zero or negative, $1,000.

What is the Index Return?

The Index Return will be equal to the percentage change in the value of the Underlying Index on the Determination Date multiplied by $1,000, which is calculated as:

$1,000 × Final Value - Initial Value
Initial Value;

How is the Supplemental Redemption Amount calculated?

The Supplemental Redemption Amount is a cash amount determined only when the Index Return is positive. The Supplemental Redemption Amount for each $1,000 principal amount of the Securities is equal to of the product of (i) the Participation Rate times (ii) the Index Return.

The Participation Rate will be determined on the Pricing Date and will be no less than .70 (or 70%) and no more than .80 (or 80%). Accordingly, you will never receive the full Index Return calculated as described herein if the Index Return is positive; you will only benefit from a portion of the Index Return equal to the participation rate times the Index Return if the Index Return is positive.

Who calculates the value of the Underlying Index?

We, ABN AMRO Bank N.V., will calculate the value of the Underlying Index using the methodology provided to us by the Index Committee.  You should read "Description of the Underlying Index — Calculation of the Level of the Underlying Index" and "Risk Factors — Our Calculation of the Level of the Underlying Index May Conflict With Your Interest As a Holder of the Securities" in the related Pricing Supplement.

Will I receive interest payments on the Securities?

No.  You will not receive any interest payments on the Securities.

Will I get my principal back at maturity?

Subject to the credit of ABN AMRO Bank, N.V. as the issuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the issuer’s obligations under the Securities, you will receive at maturity $1,000 per $1,000 principal amount of Securities, regardless of the closing value of the Underlying Index on the Determination Date.  However, if you sell the Securities prior to maturity, you will receive the market price for the Securities, which may or may not include the return of $1,000 for each $1,000 principal amount of Securities. There may be little or no secondary market for the Securities. Accordingly, you should be willing to hold your Securities until maturity.

Can you give me examples of the payment I will receive at maturity depending on the percentage change in the value of the Underlying Index?

Example 1: If, for example, the Initial Value is 1,000 and the Final Value is 500, the Index Return would be calculated as follows:

$1,000 × 500 – 1,000 = $-500
1,000

Because the Index Return is negative, at maturity you would receive an amount in cash of $1,000 for each $1,000 principal amount of your Securities. In this case, the Underlying Index decreased by 50% over the life of the Security and you would not have lost any of your initial principal investment. In such a case, you would not have received any return on your investment and you would not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

Example 2: If, for example, the Initial Value is 1,000, the Final Value is 1,200 and the Participation Rate is .75 (or 75%), the Index Return would be calculated as follows:

$1,000 × 1,200 – 1,000 = $200
1,000

Because the Index Return is positive, at maturity you would receive an amount in cash per Security equal to the sum of $1,000 and the Supplemental Redemption Amount.  The Supplemental Redemption Amount is calculated by multiplying the Index Return, in this example $200, by the Participation Rate, in this example .75 or 75% or $200 x .75 = $150.

Accordingly, at maturity, you would receive $1,000 plus the Supplemental Redemption Amount of $150, or a total payment of $1,150. In this case, the Underlying Index increased by 20% over the life of the Securities and you would have received a 15% return on your investment.

These examples are for illustrative purposes only. It is not possible to predict the closing value of the Underlying Index on the Determination Date.

Do I benefit from any appreciation in the Underlying Index over the life of the Securities?

Yes, but your return in the event of such appreciation is equal to a percentage of such appreciation equal to the participation rate so you do not benefit from 100% of any appreciation in the Underlying Index.  If the Final Value is greater than the Initial Value, you will receive in cash the Supplemental Redemption Amount in addition to the principal amount of the Securities payable at maturity.  The Supplemental Redemption Amount represents the product of (i) the Participation Rate times (ii) the Index Return.

What is the Underlying Index?

The Underlying Index is a composite U.S. dollar based index that is designed to serve as a diversified benchmark for the price movements of agricultural commodities consumed in the global economy. It is a sub-index comprised of the agricultural components of the Rogers International Commodity Index® or RICI® (the “RICI Index”). You should read “Description of the Underlying Index” in the related Pricing Supplement for additional information regarding the Underlying Index.

We, ABN AMRO Bank N.V., calculate the level of the Underlying Index using the methodology provided to us by the Index Committee. The Calculation Agent uses the level of the Underlying Index calculated by us to calculate the index return. You should read "Risk Factors — Our Calculation of the Level of the Underlying Index May Conflict With Your Interest As a Holder of the Securities" in the related Pricing Supplement.

What if I have more questions?

You should read “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities. ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048

RISK FACTORS

You should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to your particular circumstances before deciding to purchase them.  It is important that prior to investing in these Securities you read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO Bank N.V.’s parent. As a result, you assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO Bank N.V. defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Market Risk

The Securities do not pay any interest. The rate of return, if any, will depend on the performance of the Underlying Index. If the index return of the Underlying Index is zero or negative, you will be entitled to receive only the principal amount of $1,000 per Security at maturity. In such a case, you will receive no return on your investment and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. Several factors, including, without limitation, governmental programs and policies regarding agriculture as well as natural disasters may cause the price of the agricultural commodities comprising the Underlying Index to change unpredictably.

Index Committee

The Underlying Index is overseen and managed by a committee chaired and controlled by James B. Rogers, Jr., the founder and sole owner of the Underlying Index. We are one of the five other members of the committee. The committee has discretion regarding the composition and management of the Underlying Index, including additions, deletions and the weightings of the commodities comprising the Underlying Index, all of which could affect the Underlying Index and, therefore, the value of the Securities.

Liquidity Risk

ABN AMRO Bank N.V. does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and you may not receive your full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the level of the Underlying Index, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

The Securities will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. As a result, U.S. taxable investors, regardless of their method of accounting, will generally be required to accrue as ordinary income amounts based on the “comparable yield” of the Securities, as determined by us, even though they will receive no payment on the Securities until maturity. In addition, any gain recognized upon a sale, exchange or retirement of the Securities will generally be treated as ordinary interest income for U.S. federal income tax purposes.

You should review the “Taxation” section in the related Pricing Supplement. You should also review the section entitled “United States Federal Taxation” and in particular the sub-section entitled “United States Federal Taxation—Contingent Payment Debt Instruments” in the accompanying Prospectus Supplement.  Additionally, you are urged to consult your tax advisor regarding the tax treatment of the Securities and whether a purchase of the Securities is advisable in light of the tax treatment and your particular situation.

Index Disclaimer

“Jim Rogers”, “James Beeland Rogers, Jr.”, "Rogers", “Rogers International Commodity Index”, "RICI", “Rogers International Commodity Index®– Agriculture Excess Return" and “RICI®– A Excess Return" are trademarks, service marks and/or registered trademarks of Beeland Interests, Inc., which is owned and controlled by James Beeland Rogers, Jr., and are used subject to license. The name and likeness of Jim Rogers/James Beeland Rogers, Jr. are trademarks and service marks of James Beeland Rogers, Jr. and are used subject to license.

The Securities are not sponsored, endorsed, sold or promoted by Beeland Interests, Inc., or James Beeland Rogers, Jr. Neither Beeland Interests, Inc. nor James Beeland Rogers, Jr. makes any representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this Term Sheet, or the advisability of investing in securities or commodities generally, or in the Securities or in futures particularly.

NEITHER BEELAND INTERESTS NOR ANY OF ITS AFFILIATES, GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE ROGERS INTERNATIONAL COMMODITY INDEX (“RICI®”), OR THE UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN. SUCH PERSON SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN AND MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF ANY SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RICI® OR THE UNDERLYING INDEX, ANY DATA INCLUDED THEREIN OR THE SECURITIES. NEITHER BEELAND INTERESTS NOR ANY OF ITS AFFILIATES, MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE UNDERLYING INDEX, THE RICI®, AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BEELAND INTERESTS OR ANY OF ITS AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.